

July 5, 2023

Kathy Lee-Sepsick
Chief Executive Officer
Femasys Inc.
3950 Johns Creek Court, Suite 100
Suwanee, Georgia 30024

      Re: Femasys Inc.
          Registration Statement on Form S-1
          Filed June 23, 2023
          File No. 333-272876

Dear Kathy Lee-Sepsick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 23, 2023

Exhibits

1. Please revise the filing fee table to separately register the shares of common stock issuable upon the exercise of common stock purchase warrants and placement agent warrants.

2. We note your disclosure on the cover page that H.C. Wainwright & Co., LLC served as your exclusive placement agent in connection with a private placement and registered direct offering completed on April 20, 2023. We also refer to the form of underwriting agreement with Chardan Capital Markets LLC filed as Exhibit 1.1 to your registration statement. Please revise your exhibit index to remove this exhibit as it does not appear to be applicable to this offering. In addition, please file the placement agent agreement with H.C. Wainwright and the securities purchase agreement(s) you entered into with certain institutional and accredited investors as exhibits to the registration statement.

General

3.   We note your cover page disclosure that the last reported per share price of your common stock on the Nasdaq Capital Market was $0.62 per share and your disclosure in the Form 8-K filed June 2, 2023 that you received notice from Nasdaq that you are not currently in compliance with its listing requirements. Please provide an update on the status of this notice. Please revise your disclosure on the cover page, the summary, and risk factor sections to disclose the risks related to this notice and the risks of a potential delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Anna Tomczyk, Esq.